CP SHIPS ANNOUNCES REDEMPTION OF SENIOR NOTES
SPECIAL MEETING OF SHAREHOLDERS AND APPOINTMENT OF NEW DIRECTORS
GATWICK, UK (7th November 2005) — CP Ships Limited today announced that it will redeem all of its
10 3/8% Senior Notes due 2012, that it has called a special meeting of its shareholders to consider a transaction that would result in TUI AG owning 100% of the common shares of CP Ships, that two new members have joined its Board of Directors and that it has entered into new financing arrangements with TUI.
Redemption of 10 3/8% Senior Notes Due 2012
On 13th December 2005, CP Ships will redeem all of its US $200 million aggregate principal amount of 10 3/8% Senior Notes due 2012.
Holders of Senior Notes will receive the redemption price of 100% of the principal amount of the Senior Notes plus the Applicable Redemption Premium, together with accrued and unpaid interest up to but excluding the redemption date. The Applicable Redemption Premium will be determined on 9th December 2005 in accordance with the indenture governing the Senior Notes.
The redemption price and any accrued and unpaid interest will be paid (less any tax required to be deducted and withheld by CP Ships) on or after 13th December 2005 on presentation and surrender of certificates representing the Senior Notes to: The Bank of New York, at One Canada Square, London E14 5AL, England or at 101 Barclay Street, New York, New York, 10286, USA or The Bank of New York (Luxembourg) SA at Aerogolf Centre, 1A Hoehenhof, L-1736, Senningerberg, Luxembourg.
Interest on the Senior Notes will cease to accrue as of the redemption date.
A formal notice and instructions for the redemption of the Senior Notes will be sent to holders on 9th November 2005 and published in the Financial Times, Wall Street Journal, through the Bloomberg newswire service and on the Luxembourg Stock Exchange website.

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The Applicable Redemption Premium is, with respect to each Senior Note on the redemption date, the greater of (i) 1.0% of the principal amount of such Senior Note; and (ii) the excess of (1) the present value at the redemption date of the redemption price of such Senior Note at 15th July 2007, plus all required interest payments that would otherwise be due to be paid on such Senior Note during the period between the redemption date and at 15th July 2007, excluding accrued but unpaid interest, computed using a discount rate equal to the Treasury Rate at such redemption date plus 50 basis points, over (2) the principal amount of the Senior Note.
The Treasury Rate as of the redemption date is the yield to maturity at the time of computation of US Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H. 15(519) which has become publicly available at least two business days in New York City prior to such redemption date) most nearly equal to the period from the redemption date to 3rd July 2007; provided that if such yield to maturity is not equal to the constant maturity of a US Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of US Treasury securities for which such yields are given; provided, that if the period from the Redemption Date to 3rd July 2007 is less than one year, the weekly average yield on actually traded US Treasury securities adjusted to a constant maturity of one year shall be used.
Special Meeting of Shareholders and Amalgamation
A special meeting of shareholders of CP Ships has been called to consider and, if deemed advisable, approve the amalgamation of CP Ships and Ship Acquisition Inc, an indirect wholly-owned subsidiary of TUI which currently holds 88.97% of the outstanding common shares of CP Ships. The special meeting will be held on 14th December 2005 at 10:00 am at the Fairmont Royal York Hotel in Toronto, Canada. The record date for determining the shareholders of CP Ships entitled to receive notice of the meeting is 9th November 2005. Full particulars of the proposed amalgamation will be described in the meeting materials to be mailed to shareholders on or about 16th November 2005.
The amalgamation will result in TUI owning 100% of the common shares of the company resulting from the amalgamation, which will also be called CP Ships Limited. Holders of common shares of CP Ships immediately prior to the amalgamation, other than Ship Acquisition Inc, will receive one redeemable special share of CP Ships (as the corporation resulting from the amalgamation) per common share held. Subject to applicable law, the special shares will immediately be redeemed for US $21.50 per share, the same price per share paid under the TUI Offer for CP Ships common shares dated 30th August 2005. Ship Acquisition Inc holds a sufficient number of common shares of CP Ships to approve the amalgamation in accordance with applicable law. It is anticipated that the amalgamation will be completed on 20th December 2005.

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Appointment of New Directors
Michael Behrendt has been appointed as Director and Chairman of the Board of Directors of CP Ships and Rainer Feuerhake has been appointed as Director of CP Ships, following the resignations of Nigel Rich as Director and Chairman and Viscount Weir as Director. Mr Behrendt is Chairman of the Executive Board of Hapag-Lloyd AG, a wholly-owned subsidiary of TUI, and is also a member of the TUI executive committee responsible for the shipping division. Mr Feuerhake is the Chief Financial Officer of TUI and is also a member of the executive board of TUI.
New Financing Arrangements
CP Ships has entered into credit arrangements with Ship Acquisition Inc and TUI as lenders. The arrangement with Ship Acquisition Inc is in an aggregate principal amount of up to US $250 million in order to fund the redemption of the Senior Notes on 13th December 2005, does not bear interest, is for a term of seven years, is unsecured and is subordinated to senior indebtedness of CP Ships. The arrangement with TUI is in an aggregate principal amount of up to US $200 million in order to fund the purchase of the Venture and Spirit vessels in connection with the terminations of their leases and for ongoing funding requirements, bears interest at a rate determined from time to time based on LIBOR plus 1.50%, is for a term of three years subject to the right to demand early repayment on the occurrence of certain defaults or any change of control of CP Ships and is unsecured.
In connection with these credit arrangements, CP Ships’ $525 million revolving credit facility and Venture and Spirit capital leases together with the three facilities financing the CP Ships group’s investment in temperature-controlled and dry-van containers will be terminated and repaid during the fourth quarter of 2005.
About CP Ships
CP Ships, a subsidiary of TUI AG, provides international container transportation in four key regional markets: TransAtlantic, Australasia, Latin America and Asia with 38 services in 21 trade lanes. As of 30th September 2005 its vessel fleet was 80 ships and its container fleet 432,000 teu. Volume in 2004 was 2.3 million teu. CP Ships also owns Montreal Gateway Terminals which operates one of Canada’s largest marine container terminal facilities. CP Ships is listed on the Toronto and New York Stock Exchanges. TUI intends to acquire 100% of CP Ships by the end of 2005 after which CP Ships is expected to no longer be a public company. TUI plans to integrate CP Ships into its other shipping subsidiary Hapag-Lloyd to create the world’s fifth-largest container shipping company.
Forward Looking Information
This press release contains certain forward-looking information and statements within the meaning of applicable securities laws relating, but not limited, to operations, anticipated or prospective financial

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performance, results of operations, business prospects and strategies of CP Ships. Forward-looking information typically contains statements with words such as “consider,” “anticipate,” “believe,” “expect,” “plan,” “intend,” “likely” or similar words suggesting future outcomes or statements regarding TUI’s ability to integrate successfully CP Ships’ operations and employees and ability to realize anticipated synergies and regarding an outlook on future changes in volumes, freight rates, costs, achievable cost savings, the estimated amounts and timing of capital expenditures, anticipated future debt levels and incentive fees or revenue, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.
These statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Although CP Ships believes it has a reasonable basis for making the forecasts or projections included herein, you are cautioned not to place undue reliance on such forward-looking information. By its nature, the forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific that contributes to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to, changes in business strategies; the effects of competition and pricing pressures; changes in freight rates; changes in operational costs; industry over-capacity; changes in demand for container shipping; congestion; availability and cost of chartered ships; changes in laws and regulations, including tax, environmental, employment, competition, anti-terrorism and trade laws; and the company’s anticipation of and success in managing the risks associated with the foregoing.
The above list of important factors affecting forward-looking information is not exhaustive, and reference should be had to the other risks discussed in filings with securities regulators. CP Ships undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the above list of factors affecting this information.
CONTACTS
Investors
Jeremy Lee, VP Investor Relations and Public Affairs
Telephone: + 1 514 934 5254
Media
Elizabeth Canna, VP Group Communications
Telephone: +44 (0)1293 861 921 or +41 (0)79 691 3764

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